LOAN MODIFICATION AGREEMENT

THIS LOAN MODIFICATION AGREEMENT ("Agreement") is made as of January 28, 2009, by and between (i) GAMETECH INTERNATIONAL, INC., a Delaware corporation ("Borrower"), (ii) U.S. BANK NATIONAL ASSOCIATION, a national banking association, as agent ("Agent"), and (iii) U.S. BANK NATIONAL ASSOCIATION, a national banking association, and BANK OF THE WEST, a national banking association, each as a Lender, and any bank that becomes a party hereto in the future (collectively, the "Lenders").

Factual Background

A.   Under a Loan Agreement dated as of August 22, 2008 (the "Loan Agreement"), Lenders agreed to make a line of credit loan and term loan (the "Loan") to Borrower. Capitalized terms used herein without definition have the meanings given to them in the Loan Agreement.

B.   The Loan is evidenced by the L/C Note and the Term Note (the "Notes").

C.   The obligations of Borrower under the Notes and the Loan Agreement are secured by the Security Agreement, the IP Security Agreement and the Deed of Trust.

D.   GameTech Mexico S. de. R.L. de C.V, GameTech Canada Corporation and GameTech Arizona Corporation (the "Guarantors"), guarantied Borrower's obligations to the Lenders, in accordance with the Guaranty.

E.   As used here, the term "Loan Documents" means the documents described in the Loan Agreement, which evidence and secure the Loan, including, but not limited to, the Notes, the Deed of Trust, the Loan Agreement, the Assignments, the Control Agreement, the IP Security Agreement, the Security Agreement, the Environmental Indemnity, the Guaranty, any Swap Contracts and including any amendments thereof and supplements thereto executed by Borrower, Guarantor and/or and Agent, including any other documents which evidence, guaranty, secure or modify the Loan, as any or all of them may have been amended to date. This Agreement is a Loan Document.

F.   Borrower, Agent and the Lenders desire to modify the Loan and the Loan Documents as set forth herein.

Agreement

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.   Recitals. The recitals set forth above in the Factual Background are true, accurate and correct.

2. <u>Reaffirmation of Loan</u>. Borrower reaffirms all of its obligations under the Loan Documents, and Borrower acknowledges that it has no claims, offsets or defenses with respect to the payment of sums due under the Notes or any other Loan Documents.

3. <u>Modification of Loan Documents</u>. The Loan Documents are hereby amended as follows:

(a) The Loan Agreement is amended as follows:

(i) Section 5.12 (a) is amended and restated in its entirety as follows:

> <u>Cash Flow Leverage Ratio.</u> Borrower shall maintain a Cash Flow Leverage Ratio as of the end of each fiscal quarter for the four (4) fiscal quarters then ended not to exceed a maximum of 3.25:1.0. "Cash Flow Leverage Ratio" means the ratio of Funded Debt to EBITDA. "Funded Debt" means indebtedness for borrowed money, for capitalized leases and for other liabilities evidenced by promissory notes or other instruments. "EBITDA" means net income, plus interest expense, plus income tax expense, plus depreciation expense plus amortization expense plus or minus any non-recurring losses or gains (to be determined in the Agent's sole discretion). This ratio shall be calculated at the end of each fiscal quarter, using the results of the twelve-month period ending with that fiscal quarter.

(ii) Section 5.12 (b) is amended and restated in its entirety as follows:

> <u>Fixed Charge Coverage Ratio.</u> Borrower shall maintain a Fixed Charge Coverage Ratio as of the end of the first fiscal quarter of 2009 for the four (4) fiscal quarters then ended of at least 1.10 to 1.00. Thereafter, Borrower shall maintain a Fixed Charge Coverage Ratio as of the end of each fiscal quarter for the four (4) fiscal quarters then ended of at least 1.25 to 1.00. "Fixed Charge Coverage Ratio" shall mean (a) EBITDA plus rental or lease expense, minus cash taxes paid, cash dividends and share repurchases and Maintenance Capital Expenditures divided by (b) the sum of all mandatory principal payments on interest bearing debt, interest and rental or lease expense for the relevant period. "Maintenance Capital Expenditures" shall mean an amount equal to 3% of Net Revenue. "Net Revenue" shall mean total net revenues of Borrower. This ratio shall be calculated at the end of each fiscal quarter, using the results of the twelve-month period ending with that fiscal quarter.

(b) The L/C Note is amended as follows:

(i) The first sentence of Paragraph 3 is amended and restated as follows:

Interest on each advance hereunder shall accrue at one of the following per annum rates selected by Borrower (i) upon notice to Agent (by no later than 11:00 a.m. PST), the Base Rate from time to time, as and when such rate changes (a "Base Rate Loan"); or (ii) upon a minimum of two New York Banking Days prior notice to Agent, 2.50% plus the 1, 2, 3, 6 or 12 month LIBOR rate quoted by Bank from Telerate Page 3750 or any successor thereto (which shall be the LIBOR rate in effect two New York Banking Days prior to commencement of the advance), adjusted for any reserve requirement and any subsequent costs arising from a change in government regulation (a "LIBOR Rate Loan").

    (ii)   Paragraph 3.4 is amended and restated as follows:

Default Rate. Any principal of, and to the extent permitted by applicable law, any interest on this Note, and any other sum payable hereunder, which is not paid when due shall bear interest, from the date due and payable until paid, payable on demand, at a rate per annum equal to the Base Rate plus three percent (3%) (the "Default Rate"). In addition to the foregoing, upon any other Default, any principal of, and to the extent permitted by applicable law, any interest on this Note, and any other sum payable hereunder, shall bear interest, from the date due and payable until paid, payable on demand, at the Default Rate, unless the Default Rate is waived by Agent, in Agent's sole discretion.

    (c)   The Term Note is amended as follows:

        (i)   Paragraph 3.4 is amended and restated as follows:

Default Rate. Any principal of, and to the extent permitted by applicable law, any interest on this Note, and any other sum payable hereunder, which is not paid when due shall bear interest, from the date due and payable until paid, payable on demand, at a rate per annum equal to the Applicable Rate plus three percent (3%) (the "Default Rate"). In addition to the foregoing, upon any other Default, any principal of, and to the extent permitted by applicable law, any interest on this Note, and any other sum payable hereunder shall bear interest, from the date due and payable until paid, payable on demand, at the Default Rate, unless the Default Rate is waived by Agent, in Agent's sole discretion.

4.   Agent's and Lenders' Waiver of Financial Covenant. Agent and Lenders hereby expressly waive Borrower's Fixed Charge Coverage Ratio covenant requirement for the 2008 fiscal year end measurement.

5.   Conditions Precedent. Before this Agreement becomes effective and any party becomes obligated under it, all of the following conditions shall have been satisfied at Borrower's sole cost and expense in a manner acceptable to Agent and Lenders in the exercise of Agents' and Lenders' reasonable judgment:

(a)   Agent and Lenders shall have received fully executed originals of this Agreement, the attached consent signed by the Guarantors, and any other documents which Agent or Lenders may reasonably require or request in accordance with this Agreement or the other Loan Documents.

(b)   Agent and Lenders shall have received reimbursement, in immediately available funds, of all reasonable costs and expenses incurred by Agent and Lenders in connection with this Agreement, including charges for legal fees and expenses of Agent's and Lenders' counsel. Such costs and expenses may include the actual costs for services for Agent's and Lenders' in-house staffs, such as legal and appraisal services.

(c)   Borrower shall pay to each Lender a fee for the amendment of the Loan in the amount of FIVE THOUSAND DOLLARS ($5,000).

6.   Borrower's Representation and Warranties. Borrower represents and warrants to Bank as follows:

(a)   Loan Documents. All representations and warranties made and given by Borrower in the Loan Documents are true, accurate and correct.

(b)   No Default. No Event of Default has occurred and is continuing under the Loan or any of the Loan Documents, and no event has occurred and is continuing which, with notice or the passage of time or both, would be an Event of Default.

(c)   Borrowing Entity. Borrower is a Delaware corporation, which is duly organized and validly existing under the laws of the State of Delaware. There have been no changes in the organization, composition, ownership structure or formation documents of Borrower since the inception of the Loan.

7.   Incorporation. This Agreement shall form a part of each Loan Document, and all references to a given Loan Document shall mean that document as hereby modified.

8.   No Prejudice; Reservation of Rights. This Agreement shall not prejudice any rights or remedies of Agent and Lenders under the Loan Documents. Agent and Lenders reserve, without limitation, all rights which they have against any indemnitor, guarantor, or endorser of the Notes.

9.   No Impairment. Except as specifically hereby amended, the Loan Documents shall each remain unaffected by this Agreement and all such documents shall remain in full force and effect.

10.   Purpose and Effect of Agent's and Lenders' Approval. Agent's and Lenders' approval of any matter in connection with the Loan shall be for the sole purpose of protecting Agent's and Lenders' security and rights. No such approval shall result in a waiver of any default of Borrower. In no event shall Agent's and Lenders' approval be a representation of any kind with regard to the matter being approved.

11.   Integration. The Loan Documents, including this Agreement and the other documents required to be delivered to Agent and Lenders in connection with this Agreement: (a) constitute integrated Loan Documents; (b) supersede all oral negotiations and prior and other writings with respect to their subject matter; and (c) are intended by the parties as the final expression of the agreement with respect to the terms and conditions set forth in those documents and as a complete and exclusive statement of the terms agreed to by the parties. If there is any conflict between the terms, conditions and provisions of this Agreement and those of any other agreement or instrument, including any of the other Loan Documents, the terms, conditions and provisions of this Agreement shall prevail.

12.   Miscellaneous. This Agreement and any attached consent or exhibits requiring signatures may be executed in counterparts, and all counterparts shall constitute but one and the same document. If any court of competent jurisdiction determines any provision of this Agreement or any of the other Loan Documents to be invalid, illegal or unenforceable, that portion shall be deemed severed from the rest, which shall remain in full force and effect as though the invalid, illegal or unenforceable portion had never been a part of the Loan Documents. This Agreement shall be governed by the laws of the State of Nevada, without regard to the choice of law rules of that State. As used here, the word "include(s)" means "include(s), without limitation", and the word "including" means "including, but not limited to."

[SIGNATURES AND GUARANTORS' CONSENT TO LOAN MODIFICATION AGREEMENT APPEAR ON THE FOLLOWING PAGES]

[SIGNATURE PAGE TO LOAN MODIFICATION AGREEMENT]

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed and delivered this Agreement, under seal, as of the date first written above.

Borrower:

GAMETECH INTERNATIONAL, INC.

By: ______________________
Name: JAY MEILSTRUP
Title: PRESIDENT CEO

Agent:

U.S. BANK NATIONAL ASSOCIATION,
as Agent

By: ______________________
Name: Nicholas Butler
Title: Vice President

Lenders:

U.S. BANK NATIONAL ASSOCIATION

By: ______________________
Name: Nicholas Butler
Title: Vice President

BANK OF THE WEST

By: ______________________
Name: ______________________
Title: ______________________



[SIGNATURE PAGE TO LOAN MODIFICATION AGREEMENT]

IN WITNESS WHEREOF, intending to be legally bound, the parties have executed and delivered this Agreement, under seal, as of the date first written above.

Borrower:

GAMETECH INTERNATIONAL, INC.

By: ______________________
Name: ______________________
Title: ______________________

Agent:

U.S. BANK NATIONAL ASSOCIATION,
as Agent

By: ______________________
Name: ______________________
Title: ______________________

Lenders:

U.S. BANK NATIONAL ASSOCIATION

By: ______________________
Name: ______________________
Title: ______________________

BANK OF THE WEST

By: [signature]
Name: J. Andrew Backstrom
Title: VP

[GUARANTORS' CONSENT TO LOAN MODIFICATION AGREEMENT]

GUARANTORS' CONSENT

The undersigned Guarantors hereby consent to the terms, conditions and provisions of the foregoing Agreement and the transactions contemplated by it. Without limiting the foregoing, the Guaranty is hereby amended to provide that the Guaranteed Obligations, as defined in the Guaranty, include the Notes and the Loan Agreement, as amended by the Agreement. Guarantors hereby reaffirm the full force and effectiveness of the Guaranty in connection with the Loan, as modified, as well as their acknowledgment that their obligations under the Guaranty are separate and distinct from those of Borrower on the Loan.

Dated as of January 28, 2009.

GUARANTORS:

GameTech Mexico S. de. R.L. de C.V

By: [signature]
Name: Jay Meilstrup
Title: PRESIDENT

GameTech Canada Corporation

By: [signature]
Name: Jay Meilstrup
Title: PRESIDENT

GameTech Arizona Corporation

By: [signature]
Name: Jay Meilstrup
Title: PRESIDENT